December 20, 2011

VIA EDGAR

Mr. Patrick Gilmore
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

RE:
DealerTrack Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 18, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
Form 8-K Filed May 25, 2011
Form 8-K Filed October 6, 2011
File No. 000-51653

Dear Mr. Gilmore:

This letter sets forth the responses of DealerTrack Holdings, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced filing, as set forth in your letter dated December 1, 2011 addressed to Eric D. Jacobs, Chief Financial and Administrative Officer.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.   The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense and Assumptions

Expected Stock Price Volatility, page 32

1.
We note that you determine expected volatility for your stock-based awards based upon a time-weighted average of your historical volatility in combination with the historical volatility of similar entities whose common shares are publicly traded. Please explain, and tell us how you considered disclosing, the basis for using a combination of these volatilities in determining the expected volatility of your stock-based awards, including how you weight each of these categories.

RESPONSE:   In assessing expected volatility for our stock-based awards, we calculate our historic volatility, as well as the historical volatility of peers.  The use of peer data in the historical analysis was driven by the lack of our own historical volatility data for an appropriate period.   While we have given equal weighting to our historical volatility and the historical volatility of each peer, the weighted average of the peer group has been consistent with our volatility calculation, in that it has not varied by more than 0.3% from our volatility in each of 2009, 2010 and 2011.

As a result of this consistency, and the accumulation of another year of historical volatility data, we expect to use our historical volatility as the basis for expected volatility in stock-based awards issued in the year beginning January 1, 2012.  We will update our policy disclosure to appropriately reflect this assumption at that time.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

2.
We note, based on the disclosures in your Form 10-Q for the fiscal quarter ended March 31, 2010, that you adopted the provisions of ASU No. 2009-13 prospectively as of January 1, 2010, which did not have a material impact on your consolidated financial statements. We note, however, based on the disclosures in your 2010 Form 10-K that you are utilizing the relative fair value method in connection with contracts containing multiple elements. We further note the disclosures provided on page 6 of your fiscal 2011 Forms 10-Q stating that, in connection with multiple deliverable title management arrangements, you consider evidence of fair value as one of the criteria in determining separate units of accounting. Please tell us how the above noted disclosures are consistent with the relative selling price method discussed in ASU No. 2009-13 and confirm that you will revise the respective disclosures in future filings accordingly.

RESPONSE: While we appropriately adopted the provisions of ASU No. 2009-13 as of January 1, 2010, we concur that subsequent revenue recognition disclosures were not completely updated to include the appropriate references to relative selling price.

We confirm that we will revise the respective disclosures in future filings, commencing with our filing on Form 10-K for the year ending December 31, 2011.  Please see Item 6. below for appropriate disclosure updates for our title administration arrangements.

3.
Please tell us if the set-up fees in connection with your subscription services contracts have standalone value. In this regard, please tell us if these services are sold separately either by you or a third party.

RESPONSE: The set-up fees referenced in connection with our subscription services contracts do not have standalone value.  We have not previously sold these services to other parties separately and are not aware of other third parties providing these services.  As a result, the set-up fees are recognized over an applicable expected customer relationship period of 36 to 60 months, depending on the subscription service.

Note 10. Income Taxes, page 68

4.	Please address the following as it relates to your effective tax rate reconciliation on page 70:

•	Identify the significant components of the foreign rate differential line item for each year presented and explain how the foreign rate differential is determined in each fiscal year.

RESPONSE: The foreign rate differential relates to our Canadian subsidiary.  It was determined in a consistent manner for each of the years presented in the effective tax rate reconciliation.  The tax provision of our Canadian subsidiary, based upon appropriate adjustments to the Canadian statutory rate (31.0%, 33.0%, and 33.5% in fiscal 2010, 2009 and 2008 respectively), is compared to what the Canadian provision would have been based upon the use of a U.S. statutory rate of 35%. The difference between the compared amounts, the magnitude of which is driven by changes in the mix of U.S. and Canadian book income as well as the statutory rates in each fiscal year, is presented on this line.

•	Explain what the "Adjust tax balances" line item represents and identify the significant components of this item for fiscal 2010.

RESPONSE: The adjusted tax balances line item represents return to provision adjustments which result from differences between our estimated tax liability recorded in the year ended December 31, 2009 and our actual filings in the year ended December 31, 2010.   In the year ending December 31, 2010 we recorded additional expense for adjustments to original estimates including deferred revenue, foreign earnings repatriation, disqualifying dispositions and state tax expense relating to the year ended December 31, 2009.

•
We note that the "Other" line item appears to have had a significant impact for fiscal 2009. Please provide us with a breakdown of the components of this line item.  As part of your response, tell us how you considered providing further quantitative breakdown of this line item as well as a qualitative discussion explaining the nature of the items included in this line item. See Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14.

RESPONSE: For fiscal 2009, the other line item included a 17% rate impact of amended tax returns filed in the year.  A discussion of the impact of amended tax returns for certain states was included in Item 7.  In assessing further quantitative breakdown, we did not consider this to be a significant matter affecting the comparability of the information for the period given the dollar amount represented by the percentage.

In the Company’s filing on Form 10-K for the year ending December 31, 2011, we will include this rate impact on a separate line item, as well as the 3% corresponding impact to the fiscal 2010 rate.  We will continue to consider the guidance in Rule 4-08(h)(2) in assessing presentation.

5.
We note your disclosure on page 70 regarding investments in foreign subsidiaries. Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested as of December 31, 2010 and how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2b.

RESPONSE:  The amount of undistributed earnings related to our investment in our Canadian subsidiary that is considered to be permanently reinvested as of December 31, 2010 is approximately $6.0 million.

The permanent reinvestment of undistributed earnings in Canada is supported by our current level of investment in personnel and related costs of selling, installing, and supporting DMS and inventory products in Canada, as well as the development of further technology, including investment in an aftermarket network in Canada.  In addition, we continue to explore possible investment and acquisition opportunities in Canada and intend to have funds available should additional investment opportunities arise.  On January 25, 2010 we purchased TradeTracker, Inc., a Canadian provider of online appraisal tools, for approximately $1.2 million.  The acquisition was completed with Canadian cash balances.

Our cash and cash equivalent balance at December 31, 2010 was $192.5 million, of which $180.6 million was in the U.S.  In January of 2011, we spent approximately $125 million on the acquisition of triVIN Holdings, Inc.   While this reduced our available cash balance, further liquidity was provided by the $125 million credit facility entered into in April 2011 (under which we currently have no borrowings) which we plan to use for general corporate purposes including capital expenditures and investments.  For the year ended December 31, 2010, and the nine months ended September 31, 2011, we generated positive operating cash flow from both our U.S. and Canadian operations.   As a result, we did not at December 31, 2010, and currently do not, have any expected need to repatriate Canadian earnings in the foreseeable future.

Form 10-Q for the Fiscal quarter Ended March 31, 2011

Item 1. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

Collateral Management Services Transaction Revenue, page 6

6.	We note your disclosures regarding paper and electronic-based collateral management services. Please provide us with additional information with regard to the following:

•
Please provide us with further details as to the nature of services provided in connection with (1) title perfection and (2) title administration. In this regard, you state that you recognize a portion of the paper-based transaction fee upon completion of the lien documentation and for electronic-based transactions, upon receipt of the title record. Based on your disclosure, it appears this relates to title perfection and the holding, storing and releasing of titles relates to title administration. Please confirm whether our understanding is correct and tell us how you considered clarifying this in your disclosure.

RESPONSE:  Your above included understanding is correct.  In order to provide additional clarity in regards to the nature of services provided, our future filings commencing with our filing on Form 10-K for the year ending December 31, 2011 will contain the following revised disclosure (additional or modified disclosure is bolded):

Collateral Management Services Transaction Revenue

Our collateral management solution provides vehicle title and administration services for its customers, which is comprised mainly of lenders, financial institutions, and credit unions.  The solution facilitates communication between our customers and the state department of motor vehicles by providing a solution for our customers to monitor title perfection and expedite the processing of liens with the state department of motor vehicles. We offer both paper-based and electronic-based title services depending on state requirements. Customer contracts for title services are principally comprised of two elements: (1) title perfection confirmation and (2) title administration.

For paper-based titles, title perfection confirmation occurs upon the receipt of title and lien documentation supporting title perfection from the department of motor vehicles.  For electronic-based titles, title perfection confirmation is achieved upon electronic acknowledgement that department of motor vehicles’ records reflect the customer as the lien holder.

For paper-based titles, title administration services require us to physically hold, store and manually release the title.  For electronic-based titles, title administration services require data storage.  The release of the electronic title can be accomplished by the lien holder and does not require manual action by us.

Deliverables for paper and electronic title management arrangements are separated into more than one unit of accounting when (i) the delivered element(s) have value to the customer on a stand-alone basis, (ii) delivery of the undelivered element(s) is probable and substantially in our control, and (iii) relative selling price is determined.

Based on the above criteria, both paper and electronic-based collateral management service revenue is separated into two units of accounting.  We recognize a portion of the paper-based transaction fee upon receipt of title and lien documentation supporting title perfection from the department of motor vehicles.  For electronic-based titles, we recognize a portion of the fee upon electronic acknowledgement that the department of motor vehicles’ records reflect the customer as lien holder.   For paper-based and electronic-based title services, amounts allocated to each unit of accounting are based upon estimated selling price.  Estimated selling price is primarily based on our selling price for our paper-based title services when sold separately.

For customers in which we bill the entire transaction fee in advance, the title administration portion of the fee for both paper and electronic-based titles is deferred and recognized over the title administration period, which is estimated at 39 months. This estimate is based upon a historical analysis of the average time period between the date of financing and the date of pay-off.

Collateral management services revenue also includes revenue earned from converting a new lender’s title portfolio to our collateral management solution, which may include other ancillary services.  Amounts earned from converting a new lender’s portfolio are recognized over the lender’s estimated portfolio loan life which varies depending on the lender.  Amounts earned from other ancillary services are recognized on a per transaction basis after services have been rendered.

•	Your disclosure indicates that the title administration period is estimated at 39 months. Please explain how the 39 months is determined and how you considered disclosing this information.

RESPONSE:  In 2011, we calculated the estimate of 39 months based upon a detailed review of the average time period between the date of the financing and the date of pay-off for all title releases in the year ending December 31, 2010.  We will continue to update this estimate annually.

7.
We note the disclosures regarding revenue earned from converting a new lender's title portfolio to your collateral management solution. Please tell us more about the nature of the services you provide in connection with these arrangements and whether these services have standalone value. As part of your response, please tell us if these services are sold separately either by you or a third party. Please also explain the basis for recognizing revenue over the lender's estimated portfolio loan life and clarify how this relates to the period over which your services are provided. As part of your response, provide us with a range of estimated portfolio loan lives.

RESPONSE:   Converting a new lender’s portfolio to our collateral management solution may require processes such as data record conversion, paper title batching and other contracted transfer services in order to ensure that the portfolio of records of the new lender are transferred to our system for title administration.  The aspects of title administration were addressed above in Item 6.

These processes do not have standalone value. Our customers would not require these services but for the title administration services we are providing.  We are not able to complete these processes on title portfolios for administration by other providers.  In addition, we are not aware of third parties who would be able to complete these processes on a title portfolio for future administration on our system.  As a result of the processing not having standalone value, we recognize this revenue over the lender’s average remaining portfolio loan life.  The minimum life of an individual loan can be less than 1 month.  The maximum loan life of a loan in a portfolio does not generally exceed 84 months.   The lender’s average remaining portfolio loan life is assessed for each acquisition. For the limited conversions which have occurred in 2011, we have used an estimated remaining portfolio life of 39 months.

Form 8-K Filed May 25, 2011

Item 5.07 Submission of Matters to a Vote of Security Holders

8.
We note that you did not report the number of abstentions in connection with the advisory vote on the frequency of shareholder advisory votes for compensation of executive officers. Please note this is required disclosure pursuant to Item 5.07(b) of Form 8-K. Please explain why this information was not disclosed.

RESPONSE:  This information was unintentionally omitted from the previous filing on May 25, 2011.  An amended 8-K is being filed on December 20, 2011 which includes the number of abstentions in connection with the advisory vote on the frequency of shareholder advisory votes for compensation of executive officers.  The number of abstentions was 3,431.

Form 8-K Filed October 6, 2011

9.
We note, based on the disclosures provided in the footnotes to the unaudited pro forma financial statements, that the sale of ALG, Inc. is not being treated as a discontinued operation as a result of continuing cash flows. Please provide us with your analysis under ASC 205-20-45-1 in this regard including your evaluation of the four steps in ASC 205-20-55-3. Please also include in your response an assessment as to whether the continuing cash flows are direct or indirect. As an additional matter, we note your disclosure on page 20 of the Form 10-Q for the fiscal quarter ended September 30, 2011 that you exercised the right to appoint a director to TrueCar's board of directors. Please tell us how this was considered in your analysis under ASC 205-20-45-1 and whether or not this constitutes significant continuing involvement.

RESPONSE:  In conjunction with ASC 205-20-45-1, discontinued operations is appropriate when both the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and the entity will not have any significant continued involvement in the operations of the component after the disposal transaction.  In conjunction with assessing the two criteria, we completed an assessment of the four steps in ASC 205-20-55-3.

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?  Yes. The cash flows are described in Step 3.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?  Yes. The cash flows (both inflows and outflows) represent the continuation of activities between DealerTrack and ALG.

Step 3: Are the continuing cash flows significant?  Yes.  Revenue of the disposed ALG business was approximately $8.6 million for year ending December 31, 2010.   There will be revenue (direct cash inflows) from ALG, as a subsidiary of TrueCar, as well as from TrueCar, continuing from data and service arrangements.  The amount of continuing cash inflows is between 16% to 48% of the prior cash inflows.  The amount varies depending on assumptions in the allocation of the future revenue between ALG and TrueCar.  Although we believe these cash inflows to be significant, since the low end of the range did not exceed the 20% suggested by guidance as a clear indicator, an assessment of cash outflows was also completed.    It was determined that direct cash outflows, relating to data and services costs, of 22% are continuing.  Included in cash outflows is amortization of the perpetual, royalty-free license which was recorded at fair value in the amount of $5.6 million at the time of the transaction with TrueCar.  Based upon the qualitative and quantitative factors of the analysis we have determined that there are significant continuing cash inflows and outflows with the disposed entity.

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?  While this step was not necessary for assessment in the discontinued operations conclusion as a result of the significance of the cash flows, an assessment was performed.    We considered the board representation (one of nine seats) as well as the level of investment in TrueCar (15% ownership and warrant) in our significant continuing involvement assessment and concluded that these items, by themselves, did not reach a level of significant continuing involvement.  However, when considered along with the cash flow assessment above, we believe that there is significant continuing involvement with the disposed component.  We further assessed that the conclusion reached on significant continuing involvement, which is performed at the ALG level, does not contradict our assessment of recording our investment in TrueCar at cost, in consideration of ASC 323-10-15, which is performed at the TrueCar level.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to me at (516) 734-3606.

/s/ Eric D. Jacobs

Eric D. Jacobs
Senior Vice President, Chief Financial and Administrative Officer